January 9, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:             Mark A Wojciechowski

SENT VIA EDGAR

Revised Preliminary Proxy Statement on Schedule 14A

Filed December 16, 2008

SEC File No 0-50931

Dear Sirs:

In response to the comments contained in the staff’s comment letter to Aurelio Resource Corporation (the “Company”) dated January 6, 2008, we are providing the information set out below. Please note that our responses are sequenced in the same order and with the same comment number as is contained in the each of the staff’s comment letters noted in this paragraph. Further, our responses are segregated by comment letter in the same order as set out in this paragraph beginning with the most recently received comment letter.

On behalf of Aurelio Resource Corporation, I acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings.

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (“Commission”) from taking any action with respect to the Company’s filings.

•	The Company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Appendix B Pro Form Financial Statements (Unaudited)

General

1.	We have reviewed your response to prior comment number six. Please further expand your explanatory notes to:

•	Provide a cross reference from each adjustment to the note that specifically addresses it

•	clearly explain the basis for each adjustment

•	Explain how each adjustment was calculated

Responses to staff comments:

1.	General Staff comment 1:

a.	We have added a cross reference for each column setting forth the pro forma adjustments to each explanation describing such adjustment at following each of the pro forma balance sheet and pro forma statements of operations.

b.	The explanation of pro forma adjustments has been modified, where necessary to clarify.

c.	The explanation of how each adjustment was determined has been expanded as appropriate.

2.	We note that you received a non-interest bearing note. Please explain why your pro forma presentation does not impute interest on this note. In the event you determine that interest should be imputed, clearly explain how you determined the rate used and provide the effect on pro forma income of a 1/8 percent variance in interest rates. Refer to APB 21 for additional guidance.

Responses to staff comments:

2.	General Staff comment 2. The Bridge Loan from Telifonda is non-interest bearing. However, it is repayable at closing of the sale of Bolsa and the sale of NSR on the Gavilanes exploration property. Such loan is offset against the proceeds of the sale of Bolsa in the amount of $500,000 and the NSR on the Gavilanes exploration property in the amount of $50,000. The remaining balance is exchanged for a non-recourse interest bearing note payable to Telifonda in the amount of $1.45 million pursuant to the terms of the agreement. Accordingly, imputed interest in the pro forma is immaterial and is not calculated. The pro forma balance sheet has been changed to reflect the repayment of the Loan from Telifonda and to include the exchange of notes payable. In addition, the explanations of the pro forma adjustments relating to these matters have been modified as required.

Respectfully submitted,

/s/ Stephen B. Doppler
Stephen B. Doppler, President and CEO
Aurelio Resource Corporation

Encl.